Exhibit 99.4

Form 52-109F2

Certification of Amended Interim Filings

Full Certificate

I, Marty Rendall, Chief Financial Officer of Electra Battery Materials Corporation, certify the following:

1.	Review: I have reviewed the amended interim financial report and amended interim MD&A (together, the “amended interim filings”) of Electra Battery Materials Corporation (the “issuer”) for the interim period ended June 30, 2025.
2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the amended interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the amended interim filings.
3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the amended interim financial report together with the other financial information included in the amended interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the amended interim filings.
4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the amended interim filings
(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the amended interim filings are being prepared; and
(ii)	information required to be disclosed by the issuer in its annual filings, amended interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is Risk Management and Governance: Guidance on Control (COCO Framework), published by The Canadian Institute of Chartered Accountants.
5.2	ICFR – material weakness relating to design: “N/A”
5.3	Limitation on scope of design: “N/A”
6.	Reporting changes in ICFR: The issuer has disclosed in its amended interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on March 31, 2025 and ended on June 30, 2025 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: September 16, 2025

“Marty Rendall”

Marty Rendall

Chief Financial Officer